Citadel Clearing LLC

—

2019 Financial Statement

CITADEL

Citadel Clearing LLC

(A Delaware Limited Liability Company)
(SEC File Number 8-69521)

Statement of Financial Condition as of December 31, 2019 and Report of Independent Registered Public Accounting Firm

Filed pursuant to 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

FACING PAGE

SEC FILE NUMBER
8-69521

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING	01/01/19	AND ENDING	12/31/19
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: CITADEL CLEARING LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 South Dearborn Street
_____
(No. and Street)

Chicago	Illinois	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Stasny   (312) 395-4366
_____
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
_____
(Name – if individual, state last, first, middle name)

1 North Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

**Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)



CITADEL CLEARING LLC

Affirmation

I, Patricia Stasny, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Citadel Clearing LLC (the "Company"), as of December 31, 2019, is true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

By: Patricia A. Stasny

Patricia Stasny, Global Controller of Citadel Enterprise Americas LLC

February 24, 2020

State of Illinois
County of Cook

This instrument was signed or acknowledged before me on February 24, 2020 by Patricia Stasny.

Barbara A. Horne

Barbara A. Horne, Notary Public

OFFICIAL SEAL
BARBARA A HORNE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/17/22

CITADEL CLEARING LLC

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Member and the Management of Citadel Clearing LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Citadel Clearing LLC (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2020

We have served as the Company's auditor since 2015.

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL, 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

CITADEL CLEARING LLC

Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

ASSETS

		As of December 31, 2019
Assets:		
Cash	$	701,467
Cash segregated under federal regulation		28,100
Securities borrowed		26,840,337
Collateral held under securities loan agreements		15,502,826
Receivable from brokers, dealers, and clearing organizations		130,230
Other assets		9,245
Receivable from affiliated customers		658
Total assets	$	43,212,863

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Securities loaned	$	32,539,270
Securities sold under agreements to repurchase		9,993,109
Payable to affiliates		144,481
Clearance and regulatory fees payable		3,281
Payable to brokers and dealers		343
Other liabilities		216
Total liabilities		42,680,700
Member's capital		532,163
Total liabilities and member's capital	$	43,212,863

See notes to statement of financial condition.

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

NOTE 1

Organization

Citadel Clearing LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation. CCLC Holdings LLC ("CCLH"), an affiliate, is the sole member of the Company. CLP Holdings Six LLC ("CLP6"), an affiliate, is the manager of the Company. The Company provides certain clearing and financing services to affiliated funds.

The Company's designated self-regulatory organization is FINRA. The Company is a clearing member of the Depository Trust Company and National Securities Clearing Corporation and is a participant in the Options Clearing Corporation stock loan program.

Citadel Enterprise Americas LLC ("CEAMER") and Citadel Americas LLC ("HFAMER"), both affiliates, provide administrative and investment-related services to the Company.

Northern Trust Hedge Fund Services LLC ("NTHFS") is responsible for providing certain middle and back office administrative and operational services to the Company. The services contract between the Company and NTHFS is effective through June 30, 2020. The contract renews for successive 12 month periods unless and until either party has given written advance notice of at least one hundred and eighty days prior to the expiration of the current term of its desire to terminate the contract.

NOTE 2

Summary of Significant Accounting Policies

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statement in accordance with GAAP requires CLP6 to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ significantly from those estimates.

Cash
The Company defines cash on the statement of financial condition as liquid amounts on deposit. Cash is held at various global financial institutions.

Cash Segregated Under Federal Regulation
Restricted cash of $28,000 and $100 has been segregated in a special reserve bank account for the benefit of customers under the SEC Computation for Determination of Reserve Requirements ("Rule 15c3-3") and proprietary accounts of brokers and dealers, respectively.

Offsetting Financial Instruments
Financial assets and liabilities, as well as cash collateral received and posted, are offset by counterparty when there exists a legally enforceable right to set off the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. As a result, the net exposure to each counterparty is reported as either an asset or liability on the statement of financial condition, where applicable.

Transfers of Financial Assets
In general, transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. For transfers of financial assets that are not accounted for as sales, in which the transferor retains control of the financial assets, the financial assets remain on the statement of financial condition and the transfer is accounted for as a collateralized financing. Securities borrowed, securities loaned, and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings (see Note 3).

Repurchase agreements are short-term in nature and are recorded at the amounts of cash received, plus accrued interest, on the statement of financial condition.

Securities borrowing and lending transactions require cash or other financial instruments as collateral to be deposited or taken in. Securities borrowed are recorded at the amount of cash collateral advanced plus accrued interest receivable, as required. Securities loaned are recorded at the amount of cash collateral and fair value of securities collateral received plus accrued interest payable, as required.

Valuation of Financial Instruments
The Company measures and reports financial instruments held as collateral under securities loan agreements ("Financial Instruments") at fair value, as determined by CLP6. The fair value is based on available information and represents CLP6's best estimate of fair value. If the counterparty to such Financial Instruments defaults and the Company were forced to liquidate the collateral associated with the Financial Instruments (see Note 3), the fair value determined may not necessarily reflect the amount which might ultimately be realized in an arm's length liquidation of the Financial Instruments, and such differences may be material. Financial Instruments within each portfolio are valued as of the market close (as determined by CLP6). This valuation procedure is followed, irrespective of whether part or all of the Financial Instruments within a given portfolio continue to trade after the market close. Fair value shall be determined based on the valuations in effect as of the close of business on each date of determination, which valuations are next revised as of the close of business on the next business day. However, CLP6 may value (or revalue as the case may be) any and all Financial Instruments after the close of business if CLP6 believes that doing so is necessary to better reflect fair value, giving consideration to certain extraordinary events that CLP6 determines have or may have a material impact on the Company's net asset value, even though such event occurs after the close of business.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants, at the measurement date. Where available, fair value is based on observable market prices or inputs or derived from such prices or inputs. Where observable market prices or inputs are not available, other valuation techniques are applied. These valuation techniques involve some level of estimation and judgment by CLP6, the degree of which is dependent on the price transparency for the Financial Instruments or market and the Financial Instruments' complexity.

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

Basis of Fair Value Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A Financial Instrument's level within the fair value hierarchy is based on the lowest level of any input, individually or in the aggregate, that is significant to the fair value measurement.

Financial Instruments which are traded on one or more exchanges, are generally valued at their closing price on the exchange upon which they are principally traded. Such Financial Instruments are generally classified within Level 1 of the fair value hierarchy. Valuation adjustments may be applied to the quoted market prices of exchange-traded Financial Instruments to arrive at fair value, though the Company did not apply any such adjustments as of December 31, 2019.

The following describes the valuation techniques applied to the Company's classes of assets and liabilities to measure fair value, including an indication of the level within the fair value hierarchy in which each asset and liability is generally classified.

COLLATERAL HELD UNDER SECURITIES LOAN AGREEMENTS
Collateral held under securities loan agreements may include exchange-traded equity securities and corporate debt securities. Exchange-traded equity securities are valued using exchange quoted market prices and are categorized within Level 1 of the fair value hierarchy. The fair value of corporate debt securities is estimated using recently executed transactions and market price quotations (where observable) obtained from independent external parties such as vendors and brokers. Corporate debt securities are categorized within Level 2 of the fair value hierarchy.

Other Financial Instruments
CLP6 estimates that the aggregate carrying value of other financial instruments (including receivables and payables) recognized on the statement of financial condition approximates fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

The financial assets and liabilities including securities borrowed, receivable from brokers, dealers, and clearing organizations, other assets, receivable from affiliated customers, securities sold under agreements to repurchase, payable to affiliates, clearance and regulatory fees payable, payable to brokers and dealers, and other liabilities would be classified within Level 2. The financial assets of cash and cash segregated under federal regulation are considered Level 1.

NOTE 3

Collateralized Transactions

The Company engages in securities borrowing and lending transactions with Citadel Institutional Finance Company Ltd. ("CIFC"), an affiliate, (see Note 5) and non-affiliates. The Company enters into repurchase agreements for financing purposes. The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties. In the event of a counterparty's default (such as bankruptcy or a counterparty's failure to pay or perform), these agreements provide the Company the right to terminate such agreement, net the Company's rights and obligations under such agreement, buy-in undelivered securities and liquidate and set off collateral against any net obligation remaining by the counterparty.

Securities borrowing and lending transactions are collateralized by pledging cash or securities, which typically include equity securities and/or corporate debt securities, and are collateralized as a percentage of the fair value of the securities borrowed or loaned. Repurchase agreements are collateralized primarily by pledging securities. Typically, the Company has rights of rehypothecation with respect to the underlying securities received under securities borrowed transactions. As of December 31, 2019, substantially all securities received under securities borrowed transactions have been delivered or repledged in connection with other collateralized financing agreements.

The counterparty generally has rights of rehypothecation with respect to securities collateral pledged by the Company for securities borrowed by the Company. The counterparty generally has rights of rehypothecation with respect to the securities collateral received from the Company under repurchase agreements and the securities loaned from the Company to such counterparty. Also, the Company typically has rights of rehypothecation related to securities collateral received from counterparties for securities loaned to those counterparties. The fair value of securities collateral received from counterparties is recorded as collateral held for securities loan agreements on the statement of financial condition when the Company has such rights of rehypothecation. As of December 31, 2019, substantially all securities collateral received from counterparties for securities loaned has been delivered or repledged in connection with other collateralized financing agreements. The Company monitors the fair value of underlying securities in comparison to the related receivable or payable and as necessary, transfers or requests additional collateral as provided under the applicable agreement to ensure transactions are adequately collateralized.

The following table presents information about securities borrowed and securities loaned:

AS OF DECEMBER 31, 2019

	Securities Borrowed	Securities Loaned
Fair value of securities borrowed/loaned[1]	$40,034,215	$30,789,112
Cash collateral pledged/received	26,808,488	17,027,231
Fair values of securities collateral pledged/received[1]	13,881,664	15,506,479
Financing interest receivable/payable[2]	31,849	9,213

[1] The fair values of these securities includes accrued coupon interest.
[2] Included in securities borrowed and securities loaned, respectively, on the statement of financial condition.

As of December 31, 2019, the Company had repurchase agreements with collateral posted having a fair value of $10,871,729. The fair value of the collateral posted includes accrued coupon interest. The Company also pledged cash collateral of $6,385. The purchase obligations under repurchase agreements are collateralized by equity securities and corporate debt securities, to the extent offsetting agreements with the same counterparty have not otherwise reduced the Company's or counterparties' gross exposure.

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

Offsetting of Certain Collateralized Transactions

The following table presents information about the offsetting of these instruments:

ASSETS AS OF DECEMBER 31, 2019

	Securities Borrowed
Included in the statement of financial condition	
Gross amounts[1]	$ 26,840,337
Amounts offset[2][3]	—
Net amounts[1]	26,840,337
Amounts not offset	
Counterparty netting[2]	(13,629,395)
Financial instruments, at fair value[2][4]	(12,939,930)
Net exposure	$ 271,012

LIABILITIES AS OF DECEMBER 31, 2019

	Repurchase Agreements	Securities Loaned
Included in the statement of financial condition		
Gross amounts[1]	$ 9,993,109	$ 32,539,270
Amounts offset[2][3]	—	—
Net amounts[1]	9,993,109	32,539,270
Amounts not offset		
Counterparty netting[2]	—	(13,629,395)
Financial instruments, at fair value[2][4][5]	(9,993,109)	(17,098,494)
Net exposure	$ —	$ 1,811,381

[1] Amounts include all instruments, irrespective of whether there is a legally enforceable master netting agreement or similar arrangement in place. The gross and net amounts in this table include financing interest receivables and payables related to these transactions.

[2] Amounts relate to master netting agreements or similar arrangements which have been determined by the Company to be legally enforceable in the event of default.

[3] Amounts are reported on a net basis in the statement of financial condition when subject to a legally enforceable master netting agreement or similar arrangement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

[4] Financial instruments not offset in the statement of financial condition include the fair value of securities borrowed or loaned, securities sold under the agreements to repurchase, accrued coupon interest and cash collateral, where applicable. These amounts are limited to the net amount by counterparty reported on the statement of financial condition and therefore any over-collateralization of these positions is not included. Note that the fair value of securities borrowed in the table only includes securities for which cash collateral was pledged.

[5] Securities sold or otherwise pledged as collateral for repurchase agreements include securities received as collateral from affiliates under securities loan agreements.

Collateralized Transactions–Maturities and Collateral Pledged

The following table presents gross obligations for repurchase agreements and securities lending transactions by remaining contractual maturity as of December 31, 2019.

	Repurchase Agreements	Securities Loaned
Overnight and open	$ 60,000	$32,530,057
2-30 days	975,000	—
31-90 days	3,805,000	—
91-365 days	5,146,000	—
Total	9,986,000	32,530,057
Financing interest payable	7,109	9,213
Gross amount presented in the offsetting table above	$ 9,993,109	$32,539,270

The following table presents gross obligations for repurchase agreements and securities lending transactions by class of collateral pledged as of December 31, 2019.

	Repurchase Agreements	Securities Loaned
Equity securities	$ 9,729,779	$29,419,596
Corporate debt securities	256,221	3,088,638
Non-U.S. government securities	—	21,823
Total	9,986,000	32,530,057
Financing interest payable	7,109	9,213
Gross amount presented in the offsetting table above	$ 9,993,109	$32,539,270

NOTE 4

Fair Value Disclosures

The following fair value hierarchy tables present information about the Company's assets and liabilities measured at fair value on a recurring basis based upon the lowest level of significant input to the valuations (see Note 2 for the Company's policies regarding the hierarchy).

ASSETS AT FAIR VALUE AS OF DECEMBER 31, 2019

	Level 1	Level 2	Total
Collateral held under securities loan agreements	$ 15,062,004	$ 440,822	$ 15,502,826

LIABILITIES AT FAIR VALUE AS OF DECEMBER 31, 2019

	Level 1	Level 2	Total
Securities loaned[1]	$ 15,062,004	$ 440,822	$ 15,502,826

[1] The securities loaned balance reflects only that portion of the obligation to return securities collateral received.

There were no Level 3 financial instruments as of December 31, 2019.

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

NOTE 5

Transactions with Related Parties

Expenses

Pursuant to an administrative services agreement, the Company reimburses CEAMER, HFAMER, and their affiliates for direct and allocable administrative, general and operating expenses, including employee compensation and benefits, paid by these entities on behalf of the Company. As of December 31, 2019, the Company had a payable to CEAMER, HFAMER, and their affiliates of $418 which is included in payable to affiliates on the statement of financial condition.

Securities Borrowed and Securities Loaned

During the year ended December 31, 2019, the Company engaged in securities borrowing and lending transactions with CIFC. The following table presents information about the fair value of the securities borrowed and loaned with CIFC with the related cash collateral and fair value of securities collateral pledged and received, respectively, as of December 31, 2019:

	Securities Borrowed	Securities Loaned
Fair value of securities borrowed[1]/loaned[2]	$ 11,492,680	$ 28,515,997
Cash collateral pledged/received	$ 11,413,310	$ 14,746,551
Fair values of securities collateral pledged/received[3]	$ —	$ 15,506,479

[1] Includes accrued coupon interest of $14,617.
[2] Includes accrued coupon interest of $36,083.
[3] Includes accrued coupon interest of $3,653.

Included in securities borrowed is $10,587 of net financing interest receivable from CIFC.

Clearing Activities

For the year ended December 31, 2019, the Company conducted clearing activities with the following affiliated customers: Citadel Multi-Strategy Equities Master Fund Ltd. ("CEMF"), Citadel Quantitative Strategies Master Fund Ltd. ("QSMF"), Citadel Global Equities Master Fund Ltd. ("GEMF"), Citadel Equity Fund Ltd. ("CEFL"), and Ashler Capital Master Fund Ltd. Clearance fees are recognized on a settlement date basis as transactions occur and are paid on settlement date. As of December 31, 2019, the Company did not have any transaction price allocated to unsatisfied or partially satisfied performance obligations.

The following table presents net receivables from and payable to affiliated customers for clearing activities as of December 31, 2019.

Affiliate	Receivable from affiliated customers	Payable to affiliated customer[1]
CEMF	$ —	$ 1,479
QSMF	481	—
GEMF	83	—
CEFL	94	—
Total	$ 658	$ 1,479

[1] Included in payable to affiliates on the statement of financial condition.

Miscellaneous Related Party Transactions

For the year ended December 31, 2019, the Company provided tri-party repurchase facilitation services to GEMF.

At December 31, 2019, in relation to custody services, the Company recognized a payable to CEFL for $142,584, which is included in payable to affiliates on the statement of financial condition.

The Company participates in a variety of operating and administrative transactions with related parties and affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties and such differences could be material.

NOTE 6

Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2019, consist of the following:

Securities failed to deliver	$	1,543
Receivable from clearing organizations		122,302
Receivable from broker and dealer		6,385
Receivable from brokers, dealers, and clearing organizations	$	130,230
Securities failed to receive		343
Payable to brokers and dealers	$	343

At December 31, 2019, the entirety of receivables from clearing organizations reflect cash deposits held at the clearing organizations made in the normal course of business.

NOTE 7

Risk Management

The Company is subject to various risks, including, but not limited to, market risk, credit risk, and other risks. CLP6 attempts to monitor and manage these risks on an ongoing basis.

Market Risk

Market risk is the potential for changes in the value of securities collateral pledged and/or received under stock borrowing, stock lending, and repurchase agreements. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, and currency prices.

Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. CLP6 attempts to manage market risk in various ways, including through diversifying exposures and placing limitations on position sizes. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices or volatilities of Financial Instruments.

Credit Risk

Credit risk is the risk of losses due to the failure of a counterparty to perform according to the terms of a contract. Risks may arise associated with the Company's securities borrowing, securities lending, and securities sold under agreements to repurchase with counterparties as a result of nonperformance by the counterparties. The Company attempts to manage this credit risk through collateral monitoring and by

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

carrying minimal excess collateral above any specific collateral requirement determined in accordance with the contractual terms between the Company and relevant counterparties.

The Company is exposed to credit risk in its role as a financing counterparty to dealers and broker and dealer clients, as well as CIFC, as a holder of securities and as a member of clearing organizations. The Company's client activities involve the clearing and financing of various transactions. The Company seeks to reduce its exposure to credit risk associated with counterparty nonperformance in its clearing and financing activities by entering into master netting agreements and collateral arrangements with counterparties. These master netting agreements provide the Company with the right on a daily basis to demand collateral, as well as, in the event of counterparty default, the right to liquidate collateral and offset receivables and payables covered under the same master netting agreement. CLP6 monitors collateral fair value on a daily basis relative to the Company's counterparties' exposure, and when necessary, attempts to recall any material excess collateral balances. Additionally, the Company also seeks to manage credit risk by, among other factors, monitoring exposures to and reviewing creditworthiness of its counterparties, rebalancing financing sources, and attempting to match collateral types in a balanced book as deemed appropriate.

The cash balances held at various global financial institutions, which typically exceed government sponsored insurance coverages, subject the Company to a concentration of credit risk. CLP6 attempts, where possible, to mitigate the credit risk that exists with these account balances by, among other factors, maintaining these account balances pursuant to segregated custodial arrangements.

Other Risks
In 2017, the United Kingdom Financial Conduct Authority ("FCA"), which regulates LIBOR, announced that the FCA will no longer persuade nor compel banks to submit rates for the calculation of LIBOR and other reference rates after 2021. As a result of this and other announcements made by regulators regulating LIBOR and other Inter-Bank Offered Rates ("IBORs"), it is uncertain whether or for how long these rates will continue to be viewed as acceptable market benchmarks, what rate or rates may become accepted alternatives, or what the effect any such changes may have on the financial markets for LIBOR and IBOR linked financial instruments. Until their discontinuance, the Company may undertake transactions in instruments that are valued, or enter into contracts which determine payment obligations, by reference to LIBOR or an IBOR. Regardless of the regulators and market participants working to develop successor rates and transition mechanisms to replace an IBOR, the termination of LIBOR and the other IBORs presents risks to the Company. Some of the currently identified risks include the risk that an acceptable transition mechanism may neither be found nor be suitable for the Company, the risk that the transition may lead to increased volatility and illiquidity in markets or financial instruments that are tied to these rates, or the risk that the Company could experience increased difficulty in, or costs associated with borrowing, all of which could adversely affect the Company's performance. In addition, any alternative reference rate and any pricing adjustments required in connection with the transition may impose costs on the Company or may be unsuitable for the Company.

Legal, tax and regulatory changes could occur during the term of the Company. Certain of such changes could have a material adverse effect on the Company.

Contingencies
In the normal course of business, the Company enters into contracts that contain provisions related to general indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, CLP6 believes the risk of material loss from these arrangements to be remote.

The Company provides guarantees to securities clearinghouses. Under the standard securities clearinghouse membership agreement, members are required to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet the resulting shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, CLP6 believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these arrangements.

NOTE 8

Income Taxes

The Company is disregarded for U.S. federal income tax purposes and is not subject to U.S. federal or state income tax directly. In accordance with GAAP, CLP6 has reviewed the Company's tax positions for all open tax years. As of December 31, 2019, CLP6 determined that the Company was not required to establish a liability for uncertain tax positions.

NOTE 9

Regulatory Requirements

The Company is a registered broker and dealer subject to the net capital requirements of the SEC Uniform Net Capital Rule ("Rule15c3-1") and has elected to use the alternative method as permitted by this rule. At December 31, 2019, net capital was $516,462, which was in excess of the Company's required net capital by $514,962. In addition, the Company is subject to minimum capital requirements of exchanges and clearing corporations in which it is a member, which may exceed the minimum net capital requirements of the SEC.

The Company is also subject to the requirements of Rule 15c3-3 of the SEC. At December 31, 2019, the Company was required to maintain a reserve balance of $3,881 for the exclusive benefit of customers pursuant to Rule 15c3-3. The amount held on deposit in the reserve bank account was $28,000. At December 31, 2019, the amount held on deposit in a reserve bank account for proprietary accounts of brokers and dealers was $100.

As of December 31, 2019, the Company does not carry accounts that hold proprietary securities or cash on behalf of brokers and dealers with reportable amounts, as defined in Rule 15c3-3.

NOTE 10

Subsequent Events

The Company has performed an evaluation of subsequent events through February 24, 2020, which is the date the financial statement was available to be issued. The Company is not aware of any subsequent events that require disclosure in the financial statement.